UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 12 August 2010
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note
: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note
: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures:
Supplementary information to previous announcement in
respect of referral by Competition Commission of
polymers industry investigation to Competition Tribunal

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
ISIN: ZAE000006896 US8038663006
Share codes: JSE – SOL NYSE – SSL
(“Sasol”)
Supplementary information to previous announcement in respect of referral by Competition Commission of polymers industry
investigation to Competition Tribunal

Further to the SENS announcement made earlier today Sasol wishes to provide the following supplementary information relating to
Sasol Chemical Industries Limited (SCI).

Shareholders are advised that SCI houses a number of Sasol's
South African chemical businesses such as Sasol Nitro, Sasol
Polymers, Sasol Solvents and Sasol Wax. In Sasol Limited's public disclosures we have reported on a business segment basis and have not provided the turnover of SCI as legal entity.

The turnover of SCI excluding transfers to the Sasol Group for the 2009 fiscal year was R22,13 billion.

In our previous announcement we have indicated that at this time there is no reasonable certainty as to whether or not SCI will be found to have contravened competition laws as alleged, whether a penalty will be imposed and the quantum thereof if imposed. There is also no certainty that SCI is the correct base from which to calculate a potential administrative penalty.

12 August 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Disclaimer - Forward-looking statements:

In this document we make certain statements that are not
historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies.
Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder
return and cost reductions.

Words such as "believe", "anticipate", "expect", "intend",
"seek", "will", "plan", "could", "may", "endeavour" and "project"
and similar expressions are intended to identify such forward-
looking statements, but are not the exclusive means of
identifying such statements. By their very nature, forward-
looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should
understand that a number of important factors could cause actual results to differ materially from the plans, objectives,
expectations, estimates and intentions expressed in such forward-
looking statements.

These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 9 October 2009 and in other filings with the United
States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-
looking statements to make investment decisions, you should
carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new
information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 August 2010
By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary